Exhibit 2.1

Execution Version

Amendment No. 1 to Business Combination Agreement

Worldwide Webb Acquisition Corp., a Cayman Islands exempted company limited by shares (“Parent”), WWAC Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, with company registration number 202300520W (“Amalgamation Sub”), and Aark Singapore Pte. Ltd., a Singapore private company limited by shares, with company registration number 200602001D (“AARK”, together with Parent and Amalgamation Sub, collectively, the “Parties” and individually a “Party”), desire to amend that certain Business Combination Agreement, dated as of March 11, 2023, by and among the Parties (the “Business Combination Agreement”). Capitalized terms used but not defined herein have the meanings set forth in the Business Combination Agreement.

Pursuant to Section 12.12 of the Business Combination Agreement, the Business Combination Agreement may be modified in whole or in part by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement. Accordingly, the Parties hereby agree to amend the Business Combination Agreement as follows.

1.	The fifth Recital is amended and restated as follows:

WHEREAS, the Parties desire to enter into a business combination transaction involving the Company at a pre-Transaction equity value for the Company of $349,000,000;

2.	Section 1.1 is amended to amend and restate the following definitions:

“Bonus Shares Pool” means the aggregate of the Shareholder Bonus Shares, the PIPE Incentive Shares, the Extension Shares and the Employee Merger Consideration Shares, which shall in no case exceed 3,750,000 Class A Ordinary Shares, as shall be reduced if the Parent Share Redemptions exceeds the Redemption Threshold by the number of Class A Ordinary Shares equal to the difference between the Shareholder Bonus Shares and the Aggregate Bonus Shares.

“Extension Shares” means (a) the number of Parent Class A Ordinary Shares which may be issued in connection with amending Parent’s Governing Documents to give effect to any Parent Extension Proposal that is approved by Parent Shareholders, plus (b) the number of Extension Transfer Shares (as defined in the Sponsor Support Agreement), but which, together with the Shareholder Bonus Shares, the PIPE Incentive Shares and the Employee Merger Consideration Shares, may not exceed the Bonus Shares Pool.

“New ESOP” means the new employee share option plan for Parent to be effective as of the Amalgamation Effective Time, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Class A Ordinary Shares with a total pool of awards equal to 9,031,027 Parent Class A Ordinary Shares (to be adjusted as appropriate to reflect any stock splits, stock dividends, reverse stock splits, combinations, reorganizations, reclassifications or similar events affecting the Parent Class A Ordinary Shares following the consummation of the Transactions, rounded down to the nearest whole share), with an annual “evergreen” increase of 10% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“PIPE Incentive Shares” means the number of Parent Class A Ordinary Shares which may be issued in connection with the PIPE Investment at the Amalgamation Effective Time as an incentive under one or more Subscription Agreement, but which, together with the Shareholder Bonus Shares, the Extension Shares and the Employee Merger Consideration Shares, may not exceed the Bonus Shares Pool.

“Pro Rata Reduction Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the number equal to the difference between (i) 100 and (ii) the Redemption Percentage multiplied by 100 by (b) 10.85.

“Redemption Threshold” means when the Redemption Percentage is equal to 89.15%.

“Shareholder Bonus Shares” means the number of Class A Ordinary Shares equal to 3,750,000 minus the Extension Shares, the PIPE Incentive Shares and the Employee Merger Consideration Shares, which shall in no case be a number less than zero.

3.	Section 1.1 is amended to add the following definition:

“Employee Merger Consideration Shares” means 50,000 Parent Class A Ordinary Shares to be issued to employees of the Company pursuant to Section 2.5.

“Remaining Bonus Shares” means the difference, if any, between the number of Aggregate Bonus Shares minus the amount of such Aggregate Bonus Shares that are issued in connection with the transaction as of the Amalgamation Effective Time.

4.	Article II is amended by adding a new Section 2.5 as follows:

Section 2.5. Remaining Bonus Share Distribution. Immediately following the Amalgamation Effective Time, (a) the Employee Merger Consideration Shares shall be issued to certain employees of the Company in the joint discretion of the Chief Executive Officer and Chairman of the Company and (b) any Remaining Bonus Shares shall be issued to the Chief Executive Officer and Chairman of the Company in equal shares (half being issued to the Chief Executive Officer and half being issued to the Chairman).

5.	Exhibit B to the Business Combination Agreement, the Form of Exchange Agreement, shall be amended to amend and restate the following definition:

“Exchange Rate” means, at any time, the number of Class A Ordinary Shares for which an Exchanged Share is entitled to be exchanged at such time. The Exchange Rate shall be 14.40 in the case of Aeries Shares and 2,246 in the case of AARK Ordinary Shares, in each case, subject to adjustment pursuant to SECTION 2.5 of this Agreement.

The foregoing amendments shall be deemed effective as of June 30, 2023.

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Each of the Parties have executed this Amendment as of the date first above written.

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	CEO

WWAC AMALGAMATION SUB PTE. LTD.

By:	/s/ Daniel Webb
Name:	Daniel Webb
Title:	Director

AARK SINGAPORE PTE. LTD.

By:	/s/ Venu Raman Kumar
Name:	Venu Raman Kumar
Title:	Chairman